Exhibit 2

19 November 2008

WPP Group plc

Scheme of Arrangement becomes effective

The order made by the High Court on 18 November 2008 sanctioning the scheme of arrangement (the “Scheme”) between WPP Group plc (“WPP”) and the holders of the Scheme Shares (as defined in the Circular dated 6 October 2008 (the “Circular”)), and confirming the related reduction of share capital of WPP, has today been delivered to the Registrar of Companies in England and Wales for registration and to be registered by him. Accordingly, the Scheme has today become effective in accordance with its terms and a new parent company for WPP has been created.

Furthermore, dealings on the London Stock Exchange in New WPP shares commenced at 8.00 a.m. (GMT) today and dealings on NASDAQ in New WPP ADSs will begin at 9.30 a.m. (New York time).

As a result of the Scheme of Arrangement, 1,252,652,646 New WPP Shares of ten pence each have been issued to former WPP Share Owners.

The last day of dealings in WPP Shares and WPP ADSs was 18 November 2008. The share certificates for the New WPP shares will be despatched on or before 25 November 2008.

Shortly after this announcement has been made, it is intended that WPP Group plc will be re-registered as an English private limited company, wholly owned by New WPP. The listing of WPP Group plc’s ordinary shares of ten pence each on the Official List maintained by the UK Listing Authority was cancelled as of 8.00 a.m. today.

Contacts

WPP GROUP PLC	+44 20 7408 2204

Feona McEwan	+44 20 7466 5000
BUCHANAN COMMUNICATIONS

Richard Oldworth	+44 20 7628 1000
MERRILL LYNCH INTERNATIONAL

Richard Taylor
Mark Astaire (Corporate Broking)

Capitalised terms used but not defined in this announcement have the meanings given to them in the Circular.

Merrill Lynch International is acting as sponsor for New WPP’s listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New

WPP and no one else in connection with the Scheme and other proposals and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the Scheme and other proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable laws.

NOTICE TO UNITED STATES RESIDENTS

This announcement is not an offer of securities in the United States.

The New WPP shares have not been, and will not be, registered under the US Securities Act of 1933, as amended and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.